UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2011, filed with the SEC on 15 March 2012, as well as UBS’s first quarter 2012 report report and second quarter 2012 report submitted to the SEC on Form 6-K on 2 May 2012 and 31 July 2012, respectively.

Capitalization of UBS

The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS

	As of
	30.6.2012		31.3.2012
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	74,414	78,397	85,634	94,878
Long term debt issued [1]	124,871	131,554	126,606	140,273

Total debt issued [1]	199,285	209,951	212,240	235,151

Equity attributable to UBS shareholders	54,716	57,644	53,226	58,972
Equity attributable to Non-controlling interests [2]	4,383	4,618	4,331	4,798

Total capitalization	258,385	272,213	269,797	298,921

[1]	Includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities.
[2]	Includes preferred securities.

Swiss franc (CHF) amounts as of 30 June 2012 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.05352 (the exchange rate in effect as of 30 June 2012), and CHF amounts as of 31 March 2012 have been translated into USD at the rate of CHF 1 = USD 1.10795 (the exchange rate in effect as of 31 March 2012).

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no preferred share dividends in any of the periods indicated.

	For the quarter ended	For the year ended
CHF million, except for ratio	30.6.12	31.12.11	31.12.10	31.12.09	31.12.08	31.12.07
Pre-tax earnings from continuing operations [1]	688	5,068	7,094	(3,173)	(28,256)	(4,385)
Add: Fixed charges	3,177	11,831	13,471	17,939	60,672	104,795

Pre-tax earnings before fixed charges	3,865	16,899	20,565	14,766	32,416	100,410

Fixed charges:
Interest	3,004	11,143	12,657	17,016	59,687	103,775
Other [2]	173	688	814	923	985	1,020

Total fixed charges	3,177	11,831	13,471	17,939	60,672	104,795

Ratio of earnings to fixed charges	1.22	1.43	1.53	0.82	0.53	0.96

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and non-controlling interest income and the addition of dividends received from associates.
2	Other fixed charges is the interest component of rental expense.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather Title: Director

Date: July 31, 2012